

February 14, 2012

<u>Via E-mail</u>
Chen Tseng Chih Ying
Principal Executive Officer,
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

Re: San Lotus Holding Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed February 2, 2012
Amendment No. 6 to Registration Statement on Form S-1
Filed February 2, 2012
File No. 333-176694

Dear Mr. Hsing:

We have reviewed your responses to the comments in our letter dated January 18, 2012 and have the following additional comments.

<u>Prospectus Summary, page 2</u>

1. Please revise to state that you have no business plan developed yet for expanding outside Taiwan.

<u>Risk Factors, page 6</u>

2. We note your response to our prior comment 4 that "our error in this initial statement, our auditor never expressed any concern in his notes it." In your response to us please tell us whether your auditor ever expressed substantial doubt as to your ability to continue as a going concern, whether in his notes or otherwise.

<u>We will need government approval to operate travel agencies in the countries, page 7</u>

3. We note your response to our prior comment 5. Please revise to explain what a "type B travel agency" is. Please also revise to state whether you intend to operate as a "type B travel agency." Additionally if you intend to operate as any other type of travel agency in Taiwan, please explain the type of agency and its capital base and statutory reserve requirements.

<u>Description of Business, page 17</u>

4. We note your response to our prior comment 6. Please revise to discuss the timeline and costs related to each step you will face before generating revenue and implementing your business plan. For example:
    *   State the costs and timing for each item listed in the outline beginning on page 17 such as fees, rent deposit, equipment, salaries, rent, telecommunications, and utilities;
    *   Clarify the steps and timeline for generating revenue in Taiwan. Currently you only discuss are obtaining government approval by September 2012 and having your website and newsletter operational by the end of the second quarter 2012;
    *   Discuss the cost and timeline for obtaining wholesale inventory that will be used to generate mark-up revenue;
    *   Disclose estimates of what the commission percentages and mark-up percentages will be for each type of product; and
    *   Quantify how profit will be split between you and affinity groups;

5. We note your response to our prior comment 7. Please revise to clearly state what steps you have taken to date to implement your business plan. Please disclose why you do not intend to apply for your Taiwan business licenses until June 2012.

6. Please revise to explain how you will interact and transact with customers. Will it be through your website or at a brick-and-mortar location? In this regard we note the disclosure on page 19 that you intend to be "customer oriented."

<u>Competition, page 19</u>

7. Please revise to provide a basis for the statement that "the affluent market is not particularly drawn to low cost products, especially when they choose to go on vacation."

<u>Executive Compensation, page 24</u>

8. We note your response to our prior comment 14, and we reissue the comment. Please revise to provide disclosure as of the end of the fiscal year, which we note

is December 31. We note the statement "through July 31, 2011" under "Option Grants Table" and "during period ending July 31, 2011" under "Aggregated Option Exercises and Fiscal Year-End Option Value Table."

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

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